Exhibit 99.1

Jeffs’ Brands: KeepZone AI Announces Exclusive Agreement for the Reselling of Counter Underwater Systems for Drug Smuggling and Protecting Offshore Assets

Your publication date and time will appear here.| Source:Jeffs’ Brands Ltd

Tel Aviv, Israel, Feb. 06, 2026 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace expanding into the global homeland security sector through advanced artificial intelligence (“AI”) -driven solutions, today announced that its wholly-owned subsidiary, KeepZone AI Inc. (“KeepZone”), has entered into an exclusive reseller agreement (the “Agreement”) with DSIT Solutions Ltd. (“DSIT”), a global leader in underwater domain awareness and acoustic intelligence solutions.

KeepZone will help lead DSIT’s entry into the Mexican market to counter underwater drug smuggling and protect offshore assets, as part of DSIT’s strategic effort to support national authorities and critical infrastructure operators.

Drug trafficking organizations are increasingly shifting their operations underwater, as maritime security above the surface continues to tighten. Much like terrorist organizations that adapt when defensive layers are reinforced, criminal cartels exploit the underwater domain, using covert diver operations, hull-mounted drug packages, and semi-submersible or fully submersible vessels to evade detection. DSIT’s advanced underwater security systems are designed to counter this evolving threat by enabling early detection, classification, and response to covert underwater activity.

Pursuant to the Agreement, KeepZone will lead the introduction of DSIT’s advanced underwater security solutions to Mexican government agencies and energy operators, including systems for:

●	Detection of hostile or unauthorized divers

●	Identification of unmanned underwater vehicles (“UUVs”)

●	Protection of ports, anchorages, and coastal assets

●	Underwater protection of offshore oil & gas platforms (“Oil Rigs”) against sabotage, smuggling, and covert underwater intrusion

●	Support for maritime drug intervention and counter-smuggling operations

Together, KeepZone and DSIT may be able to support a truly multi-layered maritime security approach, above and below the waterline, with the potential to address a critical gap increasingly exploited by organized criminal networks.

Alon Dayan, Chief Executive Officer of KeepZone, commented: “By leading the deployment of DSIT’s underwater security technologies in Mexico, we believe we are enabling authorities and offshore operators to detect and deter threats operating where traditional surveillance cannot, beneath the surface.”

About Jeffs’ Brands

Jeffs’ Brands is a data-driven company that has recently pivoted into the global homeland security sector through its wholly-owned subsidiary, KeepZone AI Inc., following the entry into the definitive distribution agreement with Scanary Ltd., in December 2025. Jeffs’ Brands aims to deliver comprehensive, multi-layered security ecosystems for critical infrastructure worldwide, capitalizing on the homeland security market’s significant growth potential while leveraging its expertise in data-driven operations.

For more information on Jeffs’ Brands visit https://jeffsbrands.com.

About DSIT Solutions Ltd.

DSIT Solutions Ltd. specializes in underwater domain awareness, sonar, and acoustic intelligence systems designed to protect naval forces, critical maritime infrastructure, and offshore energy assets worldwide.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the anticipated benefits of the Agreement, KeepZone’s anticipated role in introducing DSIT’s solutions to the Mexican market, the potential effectiveness of underwater security technologies, the ability of the KeepZone and DSIT to support national authorities and critical infrastructure operators, the potential ability of KeepZone and DSIT to support a multi-layered maritime security approach above and below the waterline, and the possibility that such an approach may help address security gaps that could be exploited by organized criminal networks. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com